List of Exhibits

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May, 2003.

LUCKY 1 ENTERPRISES INC.

(Translation of registrant's name into English)

#1460 -701 West Georgia Street

Vancouver, British Columbia

Canada  V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 List of Exhibits

Exhibit 1    Notice of Annual General Meeting- to be held May 29, 2003

Exhibit 2    Information Circular, Proxy and shareholder return card for Supplemental mailings

Exhibit 3    Audited Financial Statements for the period ended Dec 31, 2002 .

Exhibit 4    Schedule B&C to the Audited Financial Statements required pursuant to British Columbia Securities Act

LUCKY 1 ENTERPRISES INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of LUCKY 1 ENTERPRISES INC. (hereinafter called the "Company") will be held on Thursday, May 29, 2003 at #1460 - 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive and consider the Financial Statements of the Company for the fiscal year ended December 31, 2002 and the Auditor's Report thereon;
2.	To fix the number of Directors for the ensuing year at four;
3.	To elect Directors for the ensuing year;
4.	To appoint Smythe Ratcliffe, Chartered Accountants, as the Company's Auditor for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditor;
5.	To consider and, if thought fit, to approve an ordinary resolution adopting the Company's 2003 Stock Option Plan, as more particularly described under the heading "Business" in the accompanying Information Circular.

6.	To transact such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and Proxy with notes to Proxy.

Take notice that pursuant to section 111 of the British Columbia Company Act ("Act") and section 4(2) of the Company Act Regulations, there are no qualifications for directors provided by the Company's Articles or by the Act other than that the majority of the directors must be persons ordinarily resident in Canada and one director must be ordinarily resident in British Columbia, and no election of a person as a director is valid unless the person consented to act as a director before the election or, if elected at a meeting, the person was present and did not refuse to act as a director. The Act provides in s.114(1) that no person is qualified to become a director who is: under the age of 18 years; found to be incapable of managing the person's own affairs by reason of mental infirmity; an undischarged bankrupt; unless the court orders otherwise, convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or involving fraud unless five years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed ceases on a pardon being granted under the Criminal Records Act (Canada); or a person whose registration in any capacity has been cancelled under the Securities Act by either the B.C. Securities Commission or the executive director, or under the Mortgage Brokers Act by either the Commercial Appeals Commission or the registrar unless the commission, the executive director or the registrar, whichever is applicable, otherwise orders or unless five years have elapsed since the cancellation of the registration.

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Shareholders unable to attend the Annual General Meeting in person should read the notes accompanying the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time and to the location set out in the said notes to the Proxy.

The enclosed Proxy is solicited by Management and you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 14th day of April, 2003.

BY ORDER OF THE BOARD,

"Bedo H. Kalpakian"

_____________________
Bedo H. Kalpakian, President

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List of Exhibits

LUCKY 1 ENTERPRISES INC.

P.O. Box 10147, PACIFIC CENTRE

 #1460 - 701 WEST GEORGIA STREET

 VANCOUVER, BRITISH COLUMBIA

 CANADA V7Y 1C6

INFORMATION CIRCULAR

(as at April 14, 2003 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of LUCKY 1 ENTERPRISES INC. (the "Company") for use at the Annual General Meeting of Shareholders (the "Meeting") to be held on Thursday, May 29, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting. While it is expected the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying Proxy are directors of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY OR BY COMPLETING ANOTHER PROXY. The Proxy will not be valid unless it is deposited at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 at least 48 hours (excluding Saturdays and holidays) before the holding of the said Meeting or with the Chairman of the Meeting at any time prior to the vote on which it is to be exercised.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at P.O. Box 10068, 1600 - 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.

EXERCISE OF DISCRETION

The persons named in the enclosed Proxy will, if the instructions are certain, vote the shares represented thereby on any poll, and where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares will be voted in accordance with the specification so made. ON A POLL, THEY WILL VOTE SUCH SHARES FOR THE APPROVAL OF EACH MATTER FOR WHICH NO SPECIFICATION HAS BEEN MADE.

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The enclosed Proxy confers discretionary authority upon the person appointed under the Proxy with respect to amendments or variations of matters identified in the Notice of Annual General Meeting, and with respect to other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter to come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at April 14, 2003, the record date for the Meeting, the Company had outstanding 8,412,076 fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

To the best of the knowledge of the directors and senior officers of the Company, the following persons or corporations beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as at April 14, 2003:

		Number of Common	Percentage of Issued
Name and Municipality	Type of Ownership	Shares Held	Shares

Bedo H. Kalpakian and
Jacob H. Kalpakian	Direct/indirect (1)	2,471,531	29.38%

Interfranchise Inc.	Direct/indirect	1,525,000	18.13%

Note: The above information was supplied by the management of the Company .

(1) Of these shares, 1,206,304 are held by Bedo H. Kalpakian directly, 1,072,420 are held by Jacob H. Kalpakian directly, 192,802 common shares are held by Kalpakian Bros. of B.C. Ltd., 5 common shares are held by Texas Pacific Minerals Inc., private companies of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

Only shareholders of record at the close of business on April 14, 2003 will be entitled to receive the Notice of Annual General Meeting and only shareholders of record at the close of business on April 14, 2003 will be entitled to vote or have their shares voted at the Meeting.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the period ending December 31, 2002 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the Auditors' Report thereon and Directors' Report to Members, are being mailed to the shareholders of record with this Information Circular. Copies of the Financial Statements, together with the Directors' Report to Members, Notice of Meeting, Information Circular and Proxy will be available from the Company's Registrar and Transfer Agent.

EXECUTIVE COMPENSATION

The following is a discussion of the compensation paid to each of the individuals who were, as at December 31, 2002, the most recently completed fiscal year of the Company, the Company's Chief Executive Officer and the Company's other four most highly compensated executive officers whose individual total compensation exceeded $100,000 for the most recently completed fiscal year (the "Named

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Executive Officers") including any individual who would have qualified as a Named Executive Officer except for not serving as such as at the Company's most recently completed fiscal year end.

As at December 31, 2002, the end of the most recently completed fiscal year of the Company, the Company had one Named Executive Officer, Bedo H. Kalpakian, the President and a director of the Company.

Definitions: for the purpose of this Information Circular.

"Equity security" means securities of the Company that carry a residual right to participate in earnings of the Company and, upon liquidation or winding up of the Company, its assets.

"Option" means all options, share purchase warrants and rights granted by the Company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment.

"LTIP" means long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price for the Company's securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

"SAR" means a stock appreciation right, which is a right, granted by the Company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officer for each of the Company's three most recently completed fiscal years.

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(1)	Mr. Kalpakian is paid indirectly through Kalpakian Bros. of B.C. Ltd. pursuant to a New Management Services Agreement adopted on February 20, 2002 disclosed below. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" and "Management Contracts" for further particulars.

Long -Term Incentive Plans - Awards In Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the most recently completed fiscal year.

Options/SARS Granted During The Most Recently Completed Fiscal Year

During the Company's most recently completed fiscal year, no incentive stock options or SARS were granted to the Named Executive Officer.

Aggregated Option/SAR Exercises During the Most Recently

Completed Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officer, as well as the fiscal year end value of stock options held by the Named Executive Officer. During this period, no outstanding SARS were held by the Named Executive Officer.

Value (2) of Unexercised
	Securities	Aggregate	Unexercised Options at	In-the-Money Options at
	Acquired on	Value	Fiscal Year-End	Fiscal Year-End
	Exercise	Realized (1)	Exercisable/Unexercisable	Exercisable/ Unexercisable
Name	(#)	($)	(#)	($)

Bedo H. Kalpakian	N/A	N/A	4,953 / NIL	NIL / NIL

(1)	Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.
(2)	In-the-Money options are those where the market value of the underlying securities at the fiscal year-end exceeds the exercise price of the options. The closing price of the Company's shares on December 31, 2002 (i.e., fiscal year-end) was US $ .46 (CDN $ .72) and these options were therefore not in-the-money.

Termination of Employment, Change in Responsibilities

and Employment Contracts

The Named Executive Officer was paid indirectly a salary of $5,000 per month pursuant to a New Management Services Agreement which was adopted on February 20, 2002 between the Company and Kalpakian Bros. of B.C. Ltd. The total compensation paid indirectly to the Named Executive Officer during 2002 was $70,000.

Pursuant to a Director's Resolution dated February 20, 2002, the May 4, 1994 New Management Services Agreement between the Company, Bedo H. Kalpakian and Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. was terminated and a New Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. dated February 20, 2002 was approved and adopted ("New Management Services Agreement"). The New Management Services Agreement

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became effective as of November 1, 2001, and shall be automatically renewed on a year by year basis, unless terminated as stipulated in the New Management Services Agreement. The New Management Services Agreement has been renewed and is currently in good standing. The New Management Services Agreement may be terminated at anytime by either party on three months' written notice. Pursuant to the New Management Services Agreement, the monthly salary paid to Kalpakian Bros. of B.C. Ltd. is $10,000 per month plus GST and the Company shall reimburse Kalpakian Bros. of B.C. Ltd. for all travelling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. on behalf of the Company.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above. In addition, $5,000 per month for management services was paid indirectly to Jacob H. Kalpakian, through Kalpakian Bros. of B.C. Ltd. pursuant to a New Management Services Agreement described above. The total compensation paid indirectly to Jacob H. Kalpakian during 2002 was $70,000. Also, please see the section entitled "Management Contracts" below.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Regulatory Authorities.

During the Company's most recently completed fiscal year, no incentive stock options were granted to the Company's directors.

MANAGEMENT CONTRACTS

During the most recently completed financial year, the amount of $140,000 was paid to Kalpakian Bros. of B.C. Ltd. ("the Manager"), the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and shareholders, of Vancouver, British Columbia, Canada pursuant to the adoption of a New Management Services Agreement on February 20, 2002 (the "Agreement"). Neither the Manager nor any associate or affiliate of the Manager has (i) been indebted to the Company since the commencement of the latest completed fiscal year; or (ii) entered into any transaction or arrangement with the Company since the commencement of the last completed year, except as disclosed herein.

On February 20, 2002, a New Management Services Agreement was entered into between the Company, Bedo H. Kalpakian and Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. ("New Management Services Agreement"). The New Management Services Agreement became effective as of November 1, 2001, and will be automatically renewed on a year by year basis, unless earlier terminated as stipulated in the New Management Services Agreement. The New Management Services Agreement has been renewed and is currently in good standing. The New Management Services Agreement may be terminated at anytime by either party on three months' written notice. Pursuant to the New Management Services Agreement, the monthly salary paid to Kalpakian Bros. of B.C. Ltd. is $10,000 per month plus GST plus the reimbursement for all travelling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. on behalf of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

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Since the commencement of the latest completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as disclosed herein.

Reference is made to the sections entitled "Management Contracts" and "Executive Compensation".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting except as disclosed herein. For the purpose of this paragraph "person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution fixing the number of directors of the Company at four for the ensuing year.

The size of the Board of Directors is currently determined at four. It is intended that the number of directors will remain at four for the ensuing year.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the Shareholders or until their successors are appointed. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the four nominees listed herein. The names of further nominees may come from the floor at the Meeting. The Company has received no nominations for directors pursuant to sections 153 and 154 of the Company Act (British Columbia) as set out in the Advance Notice of Meeting, published in the Province newspaper on April 2, 2003 in Vancouver, BC.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.

The nominees for the office of directors and information concerning them as furnished by the individual nominees are as follows:

"THE REST OF THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK"

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Name, position with the
Company and Municipality	Principal Occupation for the	Date Served as	Common Shares Held (3)
of Residence (1) (2)	past five years	Director Since

Bedo H. Kalpakian*	President of the Company;
President and Director	Chairman of Las Vegas From	August 24, 1984	1,206,304 direct
Vancouver, BC	Home.com Entertainment Inc.		192,807 indirect(4)

Jacob H. Kalpakian	Vice President of the Company;
Vice President and Director	President of Las Vegas From	January 2, 1991	1,072,420 direct
Vancouver, BC	Home.com Entertainment Inc.		192,807 indirect(4)

Gregory Todd McFarlane*	Advertising Copywriter with
Director	Schadler Kramer Advertising,	October 1, 1992	0
Las Vegas, Nevada	Las Vegas, Nevada

James Wayne Murton*	President of J.W. Murton &
Director	Associates, a geological	April 15, 1999	0
Kelowna, BC	engineering and mining services
company

* Members of the Company's Audit Committee. The Company does not have an Executive Committee.

(1) All Directors were elected at the last Annual General Meeting. Unless otherwise stated above, all nominees have held the principal occupation or employment indicated for the past five years.

(2) For the purposes of disclosing positions held in the Comp any, "Company" shall include the Company and a parent or subsidiary thereof.

(3) Common shares beneficially owned by directors (directly or indirectly or over which control or direction is exercised) is based on information furnished to the Company by the nominees.

(4) Of these shares, 5 are held by Texas Pacific Minerals Inc., and 192,802 are held by Kalpakian Bros. of B.C. Ltd., private companies of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since January 1, 2002 no director, senior officer, proposed nominee for director or any associate or affiliate of the foregoing has been indebted to the Company or any of its subsidiaries, nor has any such person been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

On February 4, 2003, the Company received notice from Grant Thornton LLP, Chartered Accountants of Vancouver, British Columbia of their resignation as the Company's auditors. SmytheRatcliffe, Chartered Accountants, of Vancouver, British Columbia have agreed to be engaged as auditors of the Company effective February 4, 2003.

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Shareholders will be asked to approve the appointment of SmytheRatcliffe, Chartered Accountants, of 7th Floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia V6C 2G8, as the Auditor of the Company and to hold office until the next Annual General Meeting of the Shareholders at a remuneration to be fixed by the Board of Directors.

The reporting package required pursuant to the provisions of National Policy 31 is included with this Information Circular.

BUSINESS

STOCK OPTION PLAN

Incentive stock options are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

Shareholder approval as evidenced by a majority of the votes cast at the Annual General Meeting will be sought to approve the 2003 stock option plan (the "Plan") which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 968,708 common shares in the capital stock of the Company. The plan will be in addition to the existing 2002 stock option plan under which 713,699 stock options are currently outstanding. The plan contains the following terms:

(a) the plan shall be administered by the Board of directors or a committee of directors appointed from time to time by the board of directors;

(b) the number of common shares reserved for issuance with respect to options granted to Related Persons (defined in the Plan as directors and senior officers of the Company and their associates) cannot exceed ten percent (10%) of the issued and outstanding common shares;

(c) the issuance to Related Persons, within a one year period, cannot result in the number of common shares issued to Insiders exceeding ten percent (10%) of the issued and outstanding common shares;

(d) the Plan prohibits the issuance to any one Related Person and Related Person's associates, within a one year period, of a number of common shares that would exceed five percent (5%) of the issued and outstanding common shares;

(e) the number of common shares reserved for issuance under options granted to any one Related Person and the Related Person's associates cannot exceed five percent (5%) of the issued and outstanding common shares;

(f) the administrator of the plan may determine the time during which any options may vest and the method of vesting or that no vesting restriction shall exist, provided that if no vesting schedule is specified at the time of grant the options will vest as follows:

    (i) on the first anniversary of the date of grant, the option shall vest and shall become exercisable with respect to 25% of the common shares to which it pertains;

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    (ii) on the second anniversary of the date of grant, the option shall vest and shall become exercisable with respect to an additional 25% of the common shares to which it pertains;

    (iii) on the third anniversary of the date of grant, the option shall vest and shall become exercisable with respect to an additional 25% of the common shares to which it pertains; and

    (iv)  on the fourth anniversary of the date of grant, the option shall vest and shall become exercisable with respect to the balance of the common shares to which it pertains;

(g) the exercise price of an option shall not be lower than the fair market value of the common shares at the date of grant and will generally be not less than the closing trading price of the Company's common shares on the OTC Bulletin Board on the last trading day preceding the date on which the option is granted;

(h) the options shall be for such periods as the administrator may determine, and in any event the options will expire not more than ten (10) years from the date of grant;

(i) an option will terminate three (3) months after an optionee ceases to be a director, officer, employee or consultant of the Company, except in the event of the death or disability of an optionee, the option will terminate one (1) year after the person ceases to be a director, officer, employee or consultant of the Company or if a person is terminated as a director, officer, employee or consultant for cause the option will immediately terminate;

(j)  the options will be non-transferrable;

(k) upon the exercise of any option, the aggregate exercise price shall be paid to the Company in cash or by certified or cashier's check. In addition, if pre-approved in writing by the administrator who may arbitrarily withhold consent, the holder of the option may pay for all or any portion of the aggregate exercise price by complying with one or more of the following alternatives (subject to compliance with applicable corporate and securities laws);

    (i) by delivering to the Company common shares previously held by such holder, or by the Company withholding common shares otherwise deliverable pursuant to exercise of the option, which common shares received or withheld shall have a fair market value at the date of exercise (as determined by the administrator) equal to the aggregate exercise price to be paid by the optionee upon such exercise; or

    (ii) by complying with any other payment mechanism approved by the administrator at the time of exercise.

A copy of the Plan is available for review at the offices of the Company, Suite 1460 - 701 West Georgia Street, Vancouver, British Columbia during normal business hours up to and including the date of the Meeting.

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OTHER BUSINESS

Management is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

By order of the Board,

"Bedo H. Kalpakian"
____________________
Bedo H. Kalpakian,

President

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List of Exhibits

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

LUCKY 1 ENTERPRISES INC. (the "Company")

TO BE HELD AT

1460-701 West Georgia Street, Vancouver, BC, V7Y 1C6

ON MAY, 29, 2003, AT 10:00AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Bedo H. Kalpakian, the President and a Director of the Company, or failing this person, Jacob H. Kalpakian, the Vice President and a Director of the Company, or in the place of the foregoing,
__________________________
as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:                            __________________________________________

Please Print Name:               __________________________________________

Date:                                       __________________________________________

Number of Share

Represented by Proxy:         __________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	If the shareholder wishes to attend the Meeting to vote on the resolutions in person, please register your attendance with the Companys scrutineers at the Meeting.
2.	If the shareholder has its securities held by its financial institution and wishes to attend the Meeting to vote on the resolutions in person, please cross off the management appointee name or names, insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3.	If the shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder.

4 .	If the shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.
5.	The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee, in its sole discretion, sees fit.

6.	If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy by sending a new Proxy with the revised instructions (see item 2 above).

7.	The Proxy will not be valid unless it is dated and signed by the shareholder or by his attorney duly authorized by him in writing, or, in the case of a corporation, is executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or officers or an attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the Proxy.

8.	The Proxy will not be used at the Meeting or any adjournment thereof unless the same is deposited at the office of the Registrar and Transfer Agent of the Company,
Computershare Trust Company of Canada, at least 48 hours (excluding Saturdays and holidays) before the holding of the Meeting, or with the Chairman of the Meeting at any time prior to the vote on which it is to be exercised.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or may be accepted by the Chairman of the Meeting prior to the vote on which it is to be exercised.. The mailing address of Computershare Trust Company is 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 and its fax number is (604) 683-3694.

List of Exhibits

REGISTERED AND NON-REGISTERED SHAREHOLDERS

In accordance with National Instrument 54-101 (the "Instrument"), and pursuant to the British Columbia Securities Act and Rules, and the Alberta Securities Act and Rules:

(a) a registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; and

(b) Non-registered shareholders entitled to receive an issuer's audited annual financial statements, pursuant to the Instrument, will receive a quarterly report for an issuer's fourth fiscal quarter.

TO: LUCKY 1 ENTERPRISES INC. (the "Company")

As an owner of shares of the Company, I request that my name and address be placed on your supplemental mailing list to receive interim financial statements.

DATE:                                                _______________________________________________

NAME OF SHAREHOLDER:         _______________________________________________
                                                            Please Print Name

ADDRESS:                              _______________________________________________

                                                          _______________________________________________

                                                         _______________________________________________

SIGNATURE:                          _______________________________________________
                                                         I certify that I am a registered shareholder

SIGNATURE:                          _______________________________________________
                                                         I certify that I am a registered shareholder

NOTE: PLEASE RETURN THIS DOCUMENT ALONG WITH YOUR PROXY IN THE ATTACHED ENVELOPE. AS THE SUPPLEMENTAL LIST WILL BE UPDATED EACH YEAR, A RETURN CARD WILL BE REQUIRED FROM YOU ANNUALLY IN ORDER FOR YOUR NAME TO REMAIN ON THE LIST.

1

List of Exhibits

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

2002 PRESIDENT'S REPORT TO SHAREHOLDERS

The year 2002 proved to be a difficult year for the Company. Nevertheless, during these difficult times, the Company was able to survive and was able to continue its operations uninterruptedly.

The Company's Annual and Special General Meeting of its Shareholders was held in Vancouver, British Columbia on April 29, 2002. All the resolutions that were proposed by Management received the approval of the Company's shareholders.

As of May 2, 2002, the Company changed its name to Lucky 1 Enterprises Inc., its share capital was consolidated on the basis of 5 (old) common shares for 1 (new) common share without par value and its authorized share capital was increased to 200,000,000 common shares without par value.

Effective at the opening of business on Tuesday, May 14, 2002, the common shares of Golden Nugget Exploration Inc. were delisted, and the common shares of Lucky 1 Enterprises Inc. commenced trading on the OTC Bulletin Board in the U.S.A. under the trading symbol "LKYOF".

During the year, the Company was successful in closing a Private Placement Financing for the amount of Canadian $322,000 by issuing 6,440,000 units of the Company. Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share in the capital of the Company at an exercise price of Canadian $0.15 per common share if exercised in the first year and at an exercise price of Canadian $0.20 per common share if exercised in the second year. Furthermore, subsequent to the Company's year end, the Company was able to close the first tranche of a private placement financing by issuing 1,125,000 common shares in the capital of the Company at the price of Canadian $0.40 per common share for total proceeds of Canadian $450,000.

The Company has entered into a Licensing Agreement with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related company, for the joint development of certain gaming software consisting of three games (the "gaming software"). The Company has paid the agreed license fee of Canadian $200,000 for the gaming software to Las Vegas. The gaming software is equally owned by the Company and Las Vegas. Las Vegas shall be the operator of the gaming software and shall market the three games. Las Vegas shall receive 60% of all revenues that shall be generated from the operations of the gaming software and the Company shall receive 40%. Furthermore, the Company shall acquire, for investment purposes, 2,500,000 common shares in the capital of Las Vegas at the price of Canadian $0.10 per common share, for a total amount of Canadian $250,000. This transaction is subject to the approval of the TSX Venture Exchange.

The Company is currently seeking opportunities of merit to get involved in.

Through these challenging times management of the Company firmly believes that with continued shareholder support and cooperation, the lengthy and difficult process of building corporate fundamentals can continue.

I wish to thank our shareholders for their support, confidence and interest in the Company.

On behalf of the Board of Directors

of Lucky 1 Enterprises Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakia

President

March 31, 2003

P.O. Box 10147, 1460-701 West Georgia Street, Vancouver, B.C. Canada V7Y 1C6

Tel: (604) 681-1519 Fax: (604) 681-9428

List of Exhibits

LUCKY 1 ENTERPRISES INC.
(Formerly Golden Nugget
Exploration Inc.)

Consolidated Financial Statements
December 31, 2002 and 2001

INDEX	Page

Consolidated Financial Statements

Audit Report	1

Consolidated Balance Sheets	2

Consolidated Statements of Operations and Deficit	3

Consolidated Statements of Cash Flows	4

Notes to Consolidated Financial Statements	5-17

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS OF LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

We have audited the consolidated balance sheets of Lucky 1 Enterprises Inc. (formerly Golden Nugget Exploration Inc.) as at December 31, 2002 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2002 and the results of their operations and cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 25, 2002.

"Smythe Ratcliffe"

Chartered Accountants

Vancouver, Canada

March 24, 2003

COMMENTS BY AUDITORS FOR U.S. READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as described in note 2 to the consolidated financial statements. Our report to the shareholders dated March 24, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"Smythe Ratcliffe"

Chartered Accountants

Vancouver, Canada

March 24, 2003

LUCKY 1 ENTERPRISES INC.
(Formerly Golden Nugget Exploration Inc.)
Consolidated Balance Sheets
December 31

	2002	2001

Assets

Current

Cash and term deposits	$6,364	$2,787
Marketable securities	4	4
Receivable from related parties (note 5)	26,821	0

	33,189	2,791

Cash Held in Trust (note 5)	0	26,180

Property and Equipment (note 7)	19,764	26,451

	$52,953	$55,422

Liabilities

Current

Accounts payable and accruals	$164,313	$121,843

Payable to related parties (note 5)	33,045	200,587

	197,358	322,430

Capital Stock and Deficit

Capital Stock (note 8)	21,501,417	21,152,417

Subscription Shares (note 8)	250,000	27,000

Deficit	(21,895,822)	(21,446,425)

Shareholders' Deficiency	(144,405)	(267,008)

	$52,953	$55,422

Commitments (note 10)

On behalf of the Board:

"Bedo H. Kalpakian" Director
Bedo H. Kalpakian

"J.W. Murton" Director
J.W. Murton

See notes to consolidated financial statements.

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

Consolidated Statements of Operations and Deficit

Year Ended December 31

	2002	2001	2000

Expenses

Software development	$200,000	$0	$0
Management fees	140,000	150,000	180,000
Legal, accounting and audit	20,595	19,912	64,577
Shareholder communication	17,476	5,209	18,743
Office and miscellaneous	17,108	15,651	18,532
Regulatory and transfer fees	15,011	13,521	3,636
Finance, interest and foreign
Exchange	8,908	14,279	5,098
Travel, meals and entertainment	7,807	953	19,376
Salaries and benefits	7,323	36,161	48,227
Rent	5,153	13,013	13,861

Telephone	3,635	14,365	20,466
Advertising and promotion	50	1,147	5164
Consulting and geological fees	0	10,082	7,900

Depreciation	6,687	9,190	8,293

Loss Before Other Items	(449,753)	(303,483)	(433,873)

Other Items
Interest income	356	420	1,896
Gain (loss) on disposal of
Equipment	0	7,235	(522)
Gain from cancellation of an
Option	0	4,712	0
Write-down of mineral properties	0	0	(40,650)

	356	12,367	(39,276)

Net Loss	(449,397)	(291,116)	(473,149)

Deficit, Beginning of Year	(21,446,425)	(21,155,309)	(20,682,160)

Deficit, End of Year	$(21,895,822)	$(21,446,425)	$(21,155,309)

Weighted Average Number of
Common Shares, basic and diluted	3,701,242	652,905	483,153

Basic and Diluted Net Loss
Per Common Share	$(0.12)	$(0.45)	$(0.98)

See notes to consolidated financial statements.

LUCKY 1 ENTERPRISES INC.
(Formerly Golden Nugget Exploration Inc.)
Consolidated Statements of Cash Flows
Year Ended December 31

	2002	2001	2000

Operating Activities

Net loss	$(449,397)	$(291,116)	$(473,149)
Items not involving cash
Depreciation	6,687	9,190	8,293
Write-down of mineral properties	0	0	40,650
Loss (gain) on disposal
of equipment	0	(7,235)	522
Gain (loss) from cancellation
of an option	0	(4,712)	0

(442,710)		(293,873)	(423,684)
Change in Non-Cash Working Capital

(note 9)	(125,713)	74,466	18,261

Cash Used in Operating Activities	(568,423)	(219,407)	(405,423)

Financing Activities
Issue of shares, net of issue costs	322,000	176,334	403,658
Subscription shares	250,000	27,000	0
Subscriptions warrants	0	0	(2,333)

Cash Provided by Financing Activities	572,000	203,334	401,325

Investing Activities
Proceeds on the disposition of
equipment	0	7,839	0
Purchase of property and
equipment	0	0	(24,943)
Proceeds on intended cancellation

of an option	0	4,712	0

Cash Provided by (Used in)

Investing Activities	0	12,551	(24,943)

Inflow (Outflow) of Cash	3,577	(3,522)	(29,041)
Cash and Term Deposits, Beginning

of Year	2,787	6,309	35,350

Cash and Term Deposits, End of Year	$6,364	$2,787	$6,309

See notes to consolidated financial statements.

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

1. NATURE OF OPERATIONS

The Company is a holding company incorporated in the province of British Columbia with interests in Lithium mineral properties located in Ontario and an investment in software for on-line gaming.

2. GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern" basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

At the request of the Company, the common shares of the Company were voluntarily delisted from trading on the CDNX at the close of trading on July 31, 2001. The Company's common shares trade on the OTC Bulletin Board.

The Company has incurred significant operating losses in prior years and has a working capital deficiency. Management's efforts are directed at reducing overhead costs and pursuing opportunities of merit for the Company. It is the Company's intention to pursue equity and debt financings in order to conduct its operations uninterruptedly.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned, will mitigate the adverse conditions.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3. SIGNIFICANT ACCOUNTING POLICIES (a) Principles of consolidation

These consolidated financial statements include the accounts of Lucky 1 Enterprises Inc. (formerly Golden Nugget Exploration Inc.) and its wholly-owned subsidiary Blue Rock Mining, Inc. ("Blue Rock").

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Mineral properties

The Company has previously been engaged in the acquisition, exploration and development of mineral properties. The mineral properties were recorded at cost. The costs relating to a property abandoned were written off when the decision to abandon was made.

(d)	Software development

The Company expenses all research and development costs when incurred.

(e)	Loss per share

Loss per share is calculated using the weighted average number of shares outstanding. The dilutive effect of options and warrants is not reflected in net loss per share for 2002, 2001 and 2000 as the effect would be anti-dilutive. The 5 for 1 share consolidation has been accounted for retroactively and the loss per share has been restated.

(f)	Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i) Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii) Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenues and expenses (excluding depreciation and amortization which are translated at the same rate as the related asset), at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the period.

(g)	Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

3. SIGNIFICANT ACCOUNTING POLICIES (Continued) (h) Depreciation

Property and equipment are recorded at cost. The Company depreciates its assets on the declining balance basis:

Furniture and equipment	- 20%
Computer equipment	- 30%

(i)   Stock-based compensation plans

Effective January 2002, the Company adopted the new Handbook recommendation in accounting for its employee stock option plans. Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market. Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

(j)   Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants. Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets can also result by applying unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(k)   Financial instruments

The Company's financial instruments consist of cash and term deposits, amounts receivable from related parties, accounts payable and accruals and amounts payable to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

The carrying value off cash and term deposits, amounts receivable from related parties, accounts payable and accrued liabilities and amounts payable to related parties approximates their fair value except for an amount payable for geological services to a related party, which is without interest or stated terms of repayment, as it is not determinable.

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

4. MINERAL PROPERTY Lithium

The Company has a 100% interest in Lithium properties located in the Nipigon area, Thunder Bay Mining Division of North Western Ontario. During 2000, the Company wrote off the mineral properties.

5.RELATED PARTY TRANSACTIONS

		2002	2001

Receivable from related party

	Loan receivable from Las Vegas from Home.com
	Entertainment Inc., interest bearing at prime plus 1%	$26,821	$0
	per annum and payable on demand

Payable to related parties

	Loan payable to Las Vegas from Home.com
	Entertainment Inc., interest bearing at prime plus 1%	$0	$(156,470)
	per annum and payable on demand

	Cash held in trust for Las Vegas from Home.com
	Entertainment Inc.	0	(26,180)

	Geological services payable to a company owned by a
	director	(17,997)	(17,937)

	Shareholder loans, interest bearing at prime plus 1%
	per annum and payable on demand	(15,048)	0

		$(33,045)	$(200,587)

Related party transactions during the year:

(a)	The Company received interest income from directors $0 (2001 - $0; 2000 - $306).

(b)	Geological services were provided by a company owned by a director $60 (2001 - $3,112;
	2000 - $3,638; 1998 - $11,187).

(c)	Professional fees were paid to a director $0 (2001 - $0; 2000 - $450).

(d)	Management fees were paid to a company related by common management and directors
	$140,000 (2001 - $150,000; 2000 - $180,000).

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

5. RELATED PARTY TRANSACTIONS (Continued)

    (e)    The Company shares office space with Las Vegas from Home.com Entertainment Inc. ("LVH"), a company related by common management, directors and officers.

            Paid to the Company

            The Company charged LVH for its share of:

            (i) rent $0 (2001 - $35,670; 2000 - $45,094).

            (ii) payroll expenses $142,351 (2001 - $115,023; 2000 - $116,093).

            (iii) other expenses $31,819 (2001 - $30,323; 2000 - $44,034).

            Paid to LVH

            LVH charged the Company for its share of:

            (i) rent $5,153 (2001 - $0; 2000 - $0).

   (f)    Interest was charged for funds loaned to the Company by LVH $4,734 (2001 - $8,311; 2000- $4,410).

  (g)    Interest revenue was earned for funds loaned to LVH by the Company $303 (2001 - $0; 2000 - $ 0).

6.  SOFTWARE DEVELOPMENT

During the year, the Company made a payment of $200,000 to Las Vegas from Home.com Entertainment Inc. ("LVH"), a company related by common management, directors and officers. This payment represents amounts for software development for on-line gaming software consisting of three card games which, when complete, the Company and LVH will have joint ownership. This payment is the Company's sole contribution to the software development as LVH will be solely responsible for the remainder of the costs. LVH will be the operator of the gaming software and will be responsible for marketing of the games. LVH is to receive 60% of all revenues from the gaming software and the Company will receive the remaining 40%.

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

7. PROPERTY AND EQUIPMENT

		2002
		Accumulated	Net
	Cost	Depreciation	Book Value

Furniture and equipment	$126,494	$116,505	$9,989

Computer equipment	35,112	25,337	9,775

	$161,606	$141,842	$19,764

		2001
		Accumulated	Net
	Cost	Depreciation	Book Value

Furniture and equipment	$126,494	$114,008	$12,486

Computer equipment	35,112	21,147	13,965

	$161,606	$135,155	$26,451

8. CAPITAL STOCK

(a) Authorized
200,000,000 Common shares without par value
(b) Issued

	Number
	of Shares		Amount

Balance, December 31, 1999	415,830		$20,472,425
Private placement
Proceeds	26,667		300,000
Finder's fee	1,333		0
Exercise of stock options for cash	4,322		35,658
Private placement
Proceeds	140,000		168,000

Balance, December 31, 2000	588,152		20,976,083
Exercise of stock options for cash	20,583		34,990
Exercise of warrants for cash	88,340		141,344

Balance, December 31, 2001	697,075		21,152,417
Private placements
Proceeds	6,440,000		322,000
Shares issued for settlement agreement	150,000		27,000

Balance, December 31, 2002	7,287,075		$21,501,417

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

8. CAPITAL STOCK (Continued)

During the year ended December 31, 2000 there was a 15 to 1 share consolidation. During the year ended December 31, 2002 there was a 5 to 1 share consolidation.

The number of shares has been adjusted to reflect these changes.

The Company closed a non-brokered Private Placement Financing with certain Company directors and individuals for 6,440,000 units of the Company's securities at the price of $0.05 per unit, for total proceeds of $322,000. Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share in the capital of the Company at an exercise price of $0.15 per common share if exercised in the first year and at an exercise price of $0.20 per common share if exercised in the second year.

(c) Subscription shares

	Number
	of Shares	Amount

Balance, January 1, 2002	150,000	$27,000

Shares subscribed for but not issued	(150,000)	(27,000)
Share subscription	625,000	250,000

Balance, December 31, 2002	625,000	$250,000

During March 2001, the Company entered into a brokered private placement agreement with an investor in respect to the issuance of 150,000 units of the Company at a price of $0.18 per unit for gross proceeds of $27,000. Each unit was to consist of one common share and one non-transferable share purchase warrant. Each share purchase warrant would have entitled the investor to purchase one additional common share in the capital of the Company for a period of two years at a price of $0.24 per common share. During the year, the Company executed a full and final settlement agreement with the investor whereby the Company issued to the investor 150,000 common shares in the capital of the Company.

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

8. CAPITAL STOCK (Continued)

(d) Warrants

At December 31, 2002, the following warrants are outstanding. The warrants entitle the holder to purchase the stated number of common shares at the exercise price. Each warrant is entitled to one common share. The expiry dates are as follows:

	Exercise	Number of Warrants

	Price	2002	2001

June 17, 2003 or	$0.15	2,700,000	0
June 17, 2004	$0.20
August 30, 2003 or	$0.15	1,740,000	0
August 30, 2004	$0.20
September 20, 2003 or	$0.15	2,000,000	0
September 20, 2004	$0.20

(e) Stock options

The Company has a 2002 stock option plan to provide employees and directors with options to purchase up to 713,699 common shares of the Company. The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2000, 2001 and 2002.

	Number
	of Shares	Price

Balance, at December 31, 1999	18,116	$8.25

Balance, January 1, 2000

Options granted	10,438	$7.50
Options exercised	(4,322)	$8.25
Options granted	20,583	$1.70 to $ 2.25

Balance, December 31, 2000	44,815	$1.70 to $ 2.25
Year ended December 31, 2001
Options exercised	(20,583)	$1.70

Balance, December 31, 2001	24,232	$2.25

Year ended December 31, 2002

Options expired	(3,867)	$2.25

Options cancelled	(2,666)	$2.25

Balance, December 31, 2002	17,699	$2.25

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

8. CAPITAL STOCK (Continued)

As at December 31, 2002 and 2001, the following stock options are outstanding. The options entitle the holders to purchase the stated number of common shares at the exercise price with the following expiry dates:

	Exercise	Number of Shares

	Price	2002	2001

February 12, 2002	$2.25	0	200

June 18, 2002	$2.25	0	3,667

April 9, 2004	$2.25	2,459	2,459

May 26, 2004	$2.25	4,229	4,229
October 5, 2004	$2.25	3,240	3,240
February 3, 2005	$2.25	7,771	7,771
February 7, 2005	$2.25	0	2,666

Total stock options outstanding	$2.25	17,699	24,232

9. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2002	2001	2000

Receivables	$0	$2,900	$1,480
Receivable from related parties	(26,821)	0	18,766
Prepaids	0	50	1,200
Payables and accruals	42,470	(1,445)	(93,444)
Payable to related parties	(141,362)	72,961	90,259

	$(125,713)	$74,466	$18,261

Supplementary information
Interest paid	$6,491	$10,509	$46,134

10. COMMITMENTS

(a) The Company has an equipment lease with minimum annual payments of $4,440 expiring in 2005.

(b) The Company has a management services agreement with Kalpakian Bros of B.C. Ltd. The remuneration for the services provided is $10,000 per month. The agreement expires in October 2003 and is renewable.

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

11. INCOME TAXES

	2002	2001

Future income tax asset

Non-capital loss carry-forwards for Canadian	$4,666,000	$4,891,000
purposes

Excess of undepreciated capital cost over net book	630,000	620,000
value of fixed assets

Exploration expenditures for Canadian purposes

Unused earned depletion base	19,000	19,000

Unused cumulative Canadian exploration expenses	2,380,000	2,380,000

Unused cumulative Canadian development	108,000	108,000
expenses

Unused cumulative foreign and development
	217,000	217,000
expenses

	8,020,000	8,235,000

Tax rate - 39.62% (2001 - 44.62%)	3,177,524	3,674,457

Less: Valuation allowance	(3,177,524)	(3,674,457)

	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements.

The Company has available approximate non-capital losses which may be carried-forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2003	$1,526,000

2004	556,000

2005	640,000

2006	725,000

2007	452,000

2008	319,000

2009	448,000

$4,666,000

The benefit of these losses has not been recorded in these financial statements.

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

12. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)   In December 2002, FASB issued SFAS 148, "Accounting for Stock-based Compensation -Transition and Disclosure, an amendment to SFAS 123". SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock-based compensation. Further, the statement requires disclosure of comparable information for all companies regardless of whether, when or how an entity adopts the preferable, fair value method of accounting. These disclosures are now required for interim periods in addition to the traditional annual disclosure. The amendment to SFAS 123, which provides for additional methods, are effective for the periods beginning after December 15, 2002, although earlier application is permitted. The amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

(b)  The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States of America ("US GAAP").

Under US GAAP, the accounting treatment would differ as follows:

1. Exploration costs are expensed as incurred. As a result, under US GAAP, there is greater expense in earlier periods and fewer write-downs in prior periods than under Canadian GAAP.

2. The value of stock options are recorded as compensation expense in the year the option is granted when the exercise price is below the market price of the share at the time the option is issued. As a result, under US GAAP, there is a greater expense than under Canadian GAAP.

The effects of the differences resulting from the treatment of stock options have been determined to be minimal.

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

12. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

Had the Company followed US GAAP in accounting for the exploration costs, the effect on the financial statements would have been as follows:

	2002	2001	2000

Consolidated statements of operations and deficit

Net loss under Canadian GAAP	$(449,397)	$(291,116)	$(473,149)

Adjustment for capitalization of
acquisition and exploration costs
Write-down of mineral properties under
	0	0	40,650
Canadian GAAP
Write-down of acquisition costs under
	0	0	(22,198)
US GAAP

Net loss under US GAAP	$(449,397)	$(291,116)	$(454,697)

Basic net loss per common share under
	$(0.12)	$(0.45)	$(0.95)
US GAAP

Diluted net loss per common share
	$(0.12)	$(0.45)	$(0.95)
under US GAAP

	2002	2001	2000

Consolidated balance sheets

(a) Effect on mineral properties

Mineral properties under
	$0	$0	$0
Canadian GAAP
Adjustment for capitalization of
exploration costs
Current year differences	0	0	18,452
Prior year accumulated
	0	0	(18,452)
differences

Mineral properties under
US GAAP	$0	$0	$0

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

12. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

	2002	2001	2000

(b) Effect on shareholders' deficiency

Shareholders' deficiency
	$(144,405)	$(267,008)	$(179,226)
under Canadian GAAP
Adjustment for capitalization
of exploration costs
Current year differences	0	0	18,452
Prior year accumulated
	0	0	(18,452)
differences

Shareholders' deficiency
under US GAAP	$(144,405)	$(267,008)	$(179,226)

13. SUBSEQUENT EVENTS

(a) On March 10, 2003 the Company closed the first tranche of the non-brokered private placement financing by issuing 1,125,000 common shares in the capital of the Company at a price of Cdn $0.40 per common share for total proceeds of Cdn $450,000. The non-brokered private placement financing shares which have been issued are subject to a hold period expiring on March 10, 2004. There will be a finder's fee of 10% payable to an arm's length third party in respect to this non-brokered private placement financing. The proceeds of this non-brokered private placement financing will be used for general working capital.

(b) On March 11, 2003 the Company entered into a Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc. ("LVH"), a related company, whereby the Company shall acquire, for investment purposes, 2,500,000 common shares in the capital of LVH at the price of Cdn $0.10 per common share, for a total amount of Cdn $250,000. The Company may in the future either increase or decrease its investment in LVH. This transaction is subject to the approval of the TSX Venture Exchange.

List of Exhibits

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:             ____ SCHEDULE A

                                                      X     SCHEDULES B & C

ISSUER DETAILS :

NAME OF ISSUER: Lucky 1 Enterprises Inc. (formerly Golden Nugget Exploration Inc.)

FOR THE QUARTER ENDED: December 31, 2002

DATE OF REPORT: April 14, 2003

ISSUER ADDRESS: #1460 - 701 West Georgia Street, Vancouver, BC V7Y 1C6

ISSUER FAX: (604) 681-9428                     ISSUER TELEPHONE: (604) 681-1519

CONTACT PERSON: Bedo H. Kalpakian

CONTACT'S POSITION: President           CONTACT TEL. NO: (604) 681-1519

CONTACT EMAIL ADDRESS: bedo@lvfh.net

WEBSITE ADDRESS: www.lucky1.net

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN	"BEDO H. KALPAKIAN"	2003/04/14

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

J.WAYNE MURTON	"J. WAYNE MURTON"	2003/04/14

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses (for the year-to-date period):

For a breakdown of general and administrative expenditures, please refer to Schedule A, page 3.

2. Related party transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a company related by common management and directors. Las Vegas charges the Company a proportionate share of office rent and the Company charges Las Vegas for its proportionate share of payroll expenses and other expenses ("Las Vegas obligations"). During the twelve month period ended December 31, 2002, Las Vegas has paid to the Company the sum of $174,170 for the Las Vegas obligations which are as follows: payroll expenses of $142,351 and other expenses of $31,819. During the twelve month period ended December 31, 2002, the

Company has paid to Las Vegas the sum of $5,153 for office rent. As at December 31, 2002, the Company advanced Las Vegas the sum of $26,821which is to be applied towards future office rent. This amount of $26,821 bears interest at prime plus 1% and is payable on demand.

From 1998 to 2002, the Company was charged for geological consulting services totaling $17,997 by J.W. Murton & Associates, a private company which is owned by J. Wayne Murton, a director of the Company. A breakdown of the amount of $17,997 is as follows: 2002: $60; 2001: $3,112; 2000: $3,638; and 1998: $11,187. As of December 31, 2002, the amount of $17,997 remains as payable.

As at December 31, 2002, two directors of the Company have advanced the sum of $15,048 to the Company. The loans are interest bearing at prime plus 1% per annum and are payable on demand. This amount of $15,048 has been recorded in payable to related parties.

Pursuant to a Director's Resolution dated February 20, 2002, the May 4, 1994 Management Services Agreement between the Company, Bedo H. Kalpakian and Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. was terminated and a new Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. dated February 20, 2002 was approved and adopted ("New Management Services Agreement"). The New Management Services Agreement became effective as of November 1, 2001 and is renewable on a year by year basis, unless terminated as stipulated in the New Management Services Agreement. The New Management Services Agreement has been renewed and is currently in good standing. The New Management Services Agreement may be terminated at anytime by either party on three months' written notice. Pursuant to the New Management Services

Agreement, the monthly salary paid to Kalpakian Bros. of B.C. Ltd. is $10,000 per month plus GST and the Company shall reimburse Kalpakian Bros. of B.C. Ltd. for all travelling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. on behalf of the Company. For the twelve month period ended December 31, 2002, the Company has paid to Kalpakian Bros. of B.C. Ltd. $140,000 pursuant to the New Management Services Agreement.

3. Summary of securities issued (during the year-to-date period):

a)

	No. of Shares	Amount Cdn $

AUTHORIZED - common	200,000,000

Issued & Outstanding:
Beginning of period:	3,485,376	$21,152,417
Adjustment for 5 to 1 share consolidation	(2,788,301)
Private Placement	6,590,000	349,000

Balance at December 31, 2002:	7,287,075	$21,501,417

(b) Summary of options granted (during the year-to-date period): Nil

4. Summary of securities as at the end of the reporting period: (December 31, 2002)

(a)	Authorized share capital: - common shares 200,000,000
(b)	Shares issued and outstanding: - common shares 7,287,075

(c) Summary of options outstanding:

		Number of	Exercise price	Expiry
Agreement Date	Optionees	Common Shares	per share (Cdn $)	Date

April 9, 1999	Director	1,659	2.25	April 9, 2004

April 9, 1999	Employees (2)	800	2.25	April 9, 2004

May 26, 1999	Director	4,229	2.25	May 26, 2004

October 5, 1999	Directors (2)	3,240	2.25	October 5, 2004
February 3, 2000	Directors (3)	7,771	2.25	February 3, 2005

	TOTAL:	17,699

(d) Summary of warrants outstanding:

Private Placement		Number of	Exercise	Expiry
Agreement Date	Placee	Warrants	Price $	Date

Non-Brokered Private			0.15	June 17, 2003
Placement dated May 17,	4 investors	2,700,000
			0.20	June 17, 2004
2002 - 1st tranche

Non-Brokered Private			0.15	August 30, 2003
Placement dated May 17,	5 investors	1,740,000
			0.20	August 30, 2004
2002 - 2nd tranche

Non-Brokered Private			0.15	September 20, 2003
Placement dated May 17,	1 investor	2,000,000
			0.20	September 20, 2004
2002 - 3rd tranche

	TOTAL:	6,440,000

(e) Total number of shares subject to escrow or pooling agreements: Nil

5. List of Directors and Officers as at the date of this report:

Bedo H. Kalpakian		- President and Director
Jacob H. Kalpakian		- Vice President and Director
Gregory T. McFarlane		- Director
J. Wayne Murton		- Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS:

Description of Business

The Company is a holding company incorporated in the Province of British Columbia with interests in Lithium Mineral Properties located in the Province of Ontario and, an investment in software for on-line gaming.

Currently, the Company is seeking opportunities of merit to get involved in.

Results of Operations

For the year ended December 31, 2002, there were no investor relations contra ct undertaken by the Company. However, the Company's management is engaged in an on-going internal promotion of the Company's daily activities and development.

During the twelve month period ended December 31, 2002, the company had a net loss of $449,397 ($0.12 per share) compared to a net loss of $291,116 ($0.045 per share) in the same period of 2001. Operating costs have increased from the comparable period of the prior year: 2002: $449,753; 2001: $303,483. Costs relating to advertising and promotion, consulting and geological fees, management fees, rent, salaries and benefits, software development costs and telephone expenses contributed mainly to the increase in operating costs. Shareholder communication expenses, regulatory and transfer fees, office and miscellaneous expenses were higher this year as compared to the prior year as a result of corporate mail-outs to the Company's shareholders for the Annual and Special General Meeting of the Company's Shareholders that was held on April 29, 2002. The decrease in management fees was attributed to the reduction in management fees pursuant to the implementation of the New Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. which became effective as of November 1, 2001. The increase in travel, meals and entertainment expenses is due to the Company's efforts of seeking opportunities of merit for the Company and is also due to management's efforts in seeking equity financings for the Comp any.

On February 18, 2002, Mr. Stephen J. Kay tendered his resignation as a director of the Company in order to pursue other business interests.

The Company's Annual and Special General Meeting of its Shareholders was held in Vancouver, British Columbia on April 29, 2002. All the resolutions that were proposed by Management received the approval of the Company's shareholders. Furthermore, there were no other business brought before the meeting.

As of May 2, 2002, the Company changed its name to Lucky 1 Enterprises Inc., its share capital was consolidated on the basis of 5 (old) common shares for 1 (new) common share without par value and its authorized share capital was increased to 200,000,000 common shares without par value.

Effective at the opening of business on Tuesday, May 14, 2002, the common shares of Golden Nugget Exploration Inc. were delisted, and the common shares of Lucky 1 Enterprises Inc. commenced trading on the OTC Bulletin Board in the U.S.A. under the trading symbol "LKYOF".

The Company has adopted a formal Stock Option Plan for the purchase of up to 713,699 common shares of the Company (the "Company's 2002 Stock Option Plan"). On October 9, 2002, the Company filed Form Type S-8 Registration Statement with the U.S. Securities and Exchange Commission in respect to the Company's 2002 Stock Option Plan.

On November 4, 2002, the Company entered into a licensing agreement with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related company, for the joint development of certain gaming software consisting of three card games ("the gaming software"). Pursuant to this licensing agreement the

Company has paid a one-time -only license fee of Canadian $200,000 to Las Vegas as the Company's sole contribution for the development costs of the gaming software and as a result of which the gaming software is now equally owned by Las Vegas and the Company. Las Vegas shall be the operator of the gaming software and shall market the three card games. Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the gaming software and the Company shall receive 40%. No revenues were generated from the gaming software during the year 2002.

Liquidity and Solvency

As a result of an oversubscription, the Company has issued a total number of 6,440,000 units of the Company instead of the originally announced number of 5,000,000 units of the Company. The non-brokered Private Placement was originally announced on May 17, 2002. All of the 6,440,000 units of the Co mpany have been issued at the price of Canadian $0.05 per unit for total proceeds of Canadian $322,000. Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at an exercise price of Canadian $0.15 per common share if exercised in the first year and at an exercise price of Canadian $0.20 per common share if exercised in the second year. The non-brokered Private Placement Financing was closed in three stages and which are as follows: on June 19, September 4 and September 24, 2002 respectively. The proceeds of the non-brokered Private Placement Financing have been used for general working capital.

On October 4, 2002, the Company entered into a full and final Settlement Agreement with an Investor who had previously entered into a Private Placement Subscription Agreement with the Company to acquire 150,000 units in the capital of the Company and who had paid the Company on March 22, 2001 the amount of Canadian $27,000. Each unit was to consist of one common share and one non-transferable share purchase warrant. Each share purchase warrant would have entitled the investor to purchase one additional common share in the capital of the company for a period of two years at a price of $0.24 per common share. As a result of the Company not closing the Private Placement, the 150,000 units in the capital of the Company that were subscribed for under the Private Placement Subscription Agreement were not issued to the Investor. Pursuant to the terms and conditions of the full and final Settlement Agreement, the Company has now closed the non -brokered Private Placement with the Investor by the issuance of 150,000 common shares in the capital of the Company which are subject to a hold period expiring on October 2, 2003.

On October 7, 2002, the Company announced a non-brokered Private Placement Financing with certain investors for up to 4,000,000 common shares in the capital of the Company at the price of Canadian $0.40 per common share for total proceeds of up to Canadian $1,600,000. There will be a finder's fee of 10% payable to an arm's length third party in respect to this non-brokered Private Placement Financing. The proceeds of this non-brokered Private Placement Financing will be used for general working capital. As at December 31, 2002, $250,000 in the capital of the Company were subscribed for but were not issued. The 1st tranche of the non-brokered Private Placement was closed subsequent to year-end.

As at December 31, 2002, the Company had a working capital deficit of $164,169. During 2003, the Company intends to seek equity and/or debt financings through either private placements and/or public offerings and/or loans. Overhead costs have been reduced and management's efforts are directed towards pursuing opportunities of merit for the Company. The Company has no earnings whatsoever and does not expect to have any earnings in the future. However, in the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company's intention to pursue these methods for future funding of the Company.

Subsequent event

1. On March 11, 2002, the Company announced that it has closed the first tranche of the non-brokered Private Placement Financing which was announced on October 7, 2002 by the issuance of 1,125,000 common shares in the capital of the Company at a price of Canadian $0.40 per common share for total proceeds of Canadian $450,000. The non-brokered Private Placement Financing shares which have been issued are subject to a hold period expiring on March 10, 2004. There will be a Finder's Fee of 10% payable to an arm's length third party in respect to this non-brokered Private Placement Financing. The proceeds of this non-brokered Private Placement Financing will be used for general working capital.

Furthermore, on March 11, 2002, the Company announced that it has entered into a Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related Company, whereby the Company shall acquire, for investment purposes, 2,500,000 common shares in the capital of Las Vegas at the price of Canadian $0.10 per common share, for a total amount of Canadian $250,000. The Company may in the future either increase or decrease its investment in Las Vegas. This transaction is subject to the final approval of the TSX Venture Exchange.

List of Exhibits

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUCKY 1 ENTERPRISES INC.

By:"Bedo H. Kalpakian"

(Signature)

President & Director

Date: May 12, 2003